FORM C

OFFERING STATEMENT

THE ISSUER

Name of Issuer: Primus Capital Holding LLC

Primus Capital Holding LLC (the "Company") was recently organized as a Delaware limited liability company. It is managed by Don Brealond (the "Managing Member"). It has carried on no business prior to this date. The Company is making this offering in order to fund the implementation of its business plan.

COMPANY ELIGIBILITY:

Select True to certify that all of the following statements are true for the issuer:

a. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

b. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

c. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

d. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

e. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

f. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

NOTE: If any of the foregoing statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Answer:

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Answer:

If yes, please explain:

<u>MANAGERS OF THE ISSUER:</u>

Provide the following information about each Manager of the Issuer. Include any person who is able to exercise significant control over the operations of the Issuer, even if the person is not formally identified as a manager.

Name: Don Daniel Breaond

Date Appointed Manager: 12/22/2024

Business Experience for Past Three Years: Mortgage Lending and personal development

Employer:	Emortgage Capital
Employer's Principal Business:	licensed Mortgage Loan officer NMLS #1378215
Dates of Service:	247
Title:	Managing Director
Principal Responsibilities:	Operations staffing and strategy

Name:

Date Appointed Manager:

Business Experience for Past Three Years:

Employer:	

Employer's Principal Business:	
Dates of Service:	
Title:	
Principal Responsibilities:	

Name:

Date Appointed Manager:

Business Experience for Past Three Years:

Employer:	
Employer's Principal Business:	
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Compensation of the Managers

The Company will reimburse the Managers for all costs and expenses that the Manager pays or incurs on behalf of the Company. The Company will pay no compensation to the Managers. Any Managing Member will, however, participate with all other Members of the Company in the net profits of the Company, but only after payment to the Holders of Profit Participation Rights of the amounts to which they are entitled.

ISSUER'S EQUITY SECURITIES AND PRINCIPAL OWNERS:

The Issuer is a limited liability company. Its only outstanding equity securities are the membership interests held by the Members of the Issuer. All of the voting power within the Issuer is held by those same Members.

BUSINESS AND ANTICIPATED BUSINESS PLAN:

Introduction to the Issuer's Business Plan

The Managing Member intends to use the funds invested in the Company to purchase a parcel of real land including an parcel of land (the "Land") and to perform activities such as land entitlement, preparation for resale, or potential development. The Managing Member will investigate homes for sale within the geographic area identified below, and will search for a land that has fallen into disrepair or is otherwise distressed, and so is selling at a price substantially lower than its market potential.

If ownership of the Land yields net cash flow to the Company, the Company will pay the Holders of the Units of Profit Participation Rights sold in this Offering all of the net cash flow until they have received a return on their investment of 0% per annum.

When the Managing Member decides that a sale of the Land will be in the best interests of the Company, the Managing Member will put the Land on the market for resale. Upon the sale of the Land, the Company will pay its liabilities. Any cash remaining will be distributed to the Holders of the Units of Profit Participation Rights purchased in this Offering until the funds are exhausted or the Holders have received an amount equal to 15 of their investments ("Payout"). Funds remaining after Payout will be shared between the Company and the Holders of the Units as follows: 25 to the Company and 0 to the Holders of the Units, with the funds allocated to the Unit Holders to be allocated in proportion to the number of Units held by each.

Details Regarding the Business Plan

Location

Site & Soft Costs
Item
Estimated Cost
Land clearing & grading (2 acres)
$36,000
Boundary + topographical survey
$7,000
Soil test / geotechnical
$500
Civil design & engineering
$20,000

Permitting & impact fees $40,000

Utility tie-in (water + sewer + storm) $60,000

Architecture & plans $15,000

Project management & consulting $10,000

Total Soft Costs ≈ $188,500

Construction Costs

Type	Build Cost ($/SF)	Cost per Unit	Notes
Standard modern craftsman spec	$160	$288,000	LVP floors, quartz tops, shaker cabinets, fiber cement siding
Mid-premium finish (optional)	$175	$315,000	Adds upgraded lighting, appliances, smart tech
Value-engineered spec	$145	$261,000	Focus on durable finishes, no luxury trim

Development Program

Item	Per Unit	Total (20 units)
Construction	$288,000	$5,760,000
Soft Costs (allocated)	$9,425	$188,500
Land + site development	$25,000	$500,000

Contingency (5%)
$14,421
$288,420
Total Project Cost
$336,846
$6,737,000

Choosing the Land

The Company is acquiring an approximately 13-acre parcel of land in Ellenwood, Georgia. The property is currently zoned R-100 for residential use. The selection aligns with the Company's land acquisition strategy of targeting residentially zoned parcels in growth corridors with demonstrated housing demand, existing infrastructure, and multiple exit options.

Strategic rationale:
- Market demand and resale optionality: The Ellenwood submarket has exhibited sustained demand for new residential product. The parcel's size and zoning support potential future lot sales or residential development strategies, providing optionality for disposition or phased build-out, subject to approvals.
- Off-market sourcing and pricing discipline: The parcel was sourced off market, enabling the Company to negotiate terms without a broadly marketed process. The Company believes this approach supports price discipline and reduces competitive bidding risk.
- Zoning status and entitlement risk: Existing R-100 residential zoning is expected to reduce entitlement uncertainty compared to raw or nonconforming land, though development, if pursued, will remain subject to customary approvals and permitting.
- Location fundamentals: The site benefits from nearby amenities, established road access, and proximity to employment centers and ongoing community development, factors that support buyer and resident demand for new construction housing.
- Infrastructure and scale: At approximately 13 acres, the parcel offers a practical scale for potential phased planning. The Company believes the location is conducive to accessing utilities and public services, subject to confirmation during due diligence.

How this supports the Company's strategy:
- Consistent with a focus on residentially zoned assets in infill and growth areas with demonstrated absorption potential.
- Enhances the land pipeline with a tract that may be advanced through planning, sold, or developed, depending on market conditions and returns.
- Seeks to balance risk by prioritizing parcels with existing zoning, transportation access, and nearby amenities.

Conditions and risks:

The acquisition and any future development remain subject to customary due diligence, including title, survey, geotechnical, and environmental reviews; verification of utility availability and capacity; traffic and access approvals; and obtaining all required permits and entitlements. Market conditions, construction costs, interest rates, and absorption may affect outcomes. No assurance can be given that any specific development plan, timeline, or disposition will be pursued or completed.

Financing

When the Company has contracted to purchase the Land, the Company will fund payment of the purchase price (including closing costs such as attorney fees, title insurance, lien searches, etc.) from up to four sources:

- the proceeds of this Offering (less the amount of proceeds that the Managing Member determines must be retained for working capital - i.e. the projected cost of upgrades to the Land);

- a mortgage loan from a bank or other lending institution;

- other investors in the Company, provided that:

  - the Company will not accept investment in the Company on terms that are likely to reduce the rate of return realized by the Unit Holders; and

  - any debt incurred by the Company, other than the mortgage loan, will be subordinated to the rights of the Unit Holders.

- capital contributions (not loans) by the Members of the Company.

Because the Company will own only one land, a larger investment in that land (if justified by the economic value of the land) will cause the Company to operate more efficiently, as labor and administrative costs of operating the Company are likely to be more easily offset by profits from the Land. For this reason, the Managing Member will endeavor to obtain financial resources from a number of the sources identified above.

• Type of financing (private lender, other): [committed senior secured credit facility]
• Amount available: [$500000]
• Source: [an unaffiliated private lender]
• Use of funds: [land acquisition, deposits, due diligence, entitlements, and closing costs]

Beyond Offering proceeds, the Company has obtained a commitment for a senior secured credit facility in the amount of $5,000,000 from an unaffiliated private lender. These funds will be used

for land acquisition, including purchase price deposits, due diligence and entitlement activities, and related closing costs. The facility is expected to be secured by a first-priority lien on the acquired property and certain Company assets and will be available to be drawn subject to customary conditions precedent (e.g., delivery of acceptable title and survey, appraisals, and other customary closing deliverables). Access to this committed financing is intended to allow the Company to complete the planned land acquisition on the required schedule and to mitigate timing and execution risks associated with the receipt of Offering proceeds. Depending on the timing and availability of funds from this Offering, the Company may use a portion of Offering proceeds to repay any amounts drawn under the facility. There can be no assurance that all conditions to funding will be satisfied or that the facility will be drawn in full.

Upgrades

Promptly after acquiring the Land, the Company will initiate a program of repair and upgrade in order to enhance the Land's future resale value or developmental potential. The Managing Member will study market trends in the targeted geographic region, to determine the improvements that are most popular and so most likely to increase the market value of the land. At the same time, attention must be paid to structural issues that can cancel a prospective sale when revealed by the buyer's engineer's report.

Instructions for Issuer: Fill in the brackets with short details.

Checklist:
- Planned improvements/entitlements: New Construction
- Estimated cost: [4737000]
- Purpose (e.g., increase resale value, enable development, comply with zoning): New Housing development
- Timeline for completion: 12 - 18 mos

Narrative (New Construction Project):
The Company plans improvements/entitlements including [Approved Land Development]. The estimated cost is 4737000. These steps are intended to New Housing. The timeline for completion is 12 - 18 mos.

These actions are intended to enhance the property's highest-and-best-use potential and marketability. Entitlement activities may increase permissible uses, density, or development flexibility, while horizontal improvements and site work may improve access, utilities, circulation, environmental compliance, and overall development readiness. Collectively, these measures are expected to reduce execution risk, shorten development lead times for an eventual buyer or partner, and improve comparability versus similar sites, which may support land value.

By de-risking key components of development (permitting, infrastructure, and site readiness), the property may appeal to a broader buyer pool and support improved pricing tension at exit. If completed as planned, the Company may seek to realize value through a land sale, joint venture, or recapitalization, with any distributable proceeds allocated in accordance with the offering documents.

The cost estimate of [5000000] reflects current assumptions and is subject to change based on market pricing, contractor availability, scope refinements, regulatory requirements, and unforeseen conditions. The anticipated schedule of [3 Months] depends on timely receipt of approvals, permits, third-party reviews, utility coordination, financing availability, weather, and other factors outside the Company's control. There can be no assurance that the improvements will be completed on schedule or within budget, or that they will result in increased land value.

Forward-looking statements and important notices:
- This narrative contains forward-looking statements, including expectations regarding timing, costs, approvals, market conditions, and potential outcomes. Actual results may differ materially due to risks and uncertainties, including entitlement risk, construction cost inflation, interest rate and capital market conditions, demand for finished lots or development sites, environmental findings, and general economic factors.
- No assurance can be given that the planned improvements will be completed as described or that investor returns will be achieved. Any potential value realization and distributions, if any, will occur as set forth in the governing documents and are subject to senior obligations, fees, and reserves.
- This material is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any offering will be made only pursuant to definitive offering materials, including a private placement memorandum, which should be reviewed carefully in consultation with advisors.

When the Managing Member determines that the Land is ready for resale (or when the Company has insufficient working capital to fund additional improvements), the Company will engage a realtor and offer the Land for resale. Upon the sale of the Land, the Company will pay its debts, then distribute its remaining assets. (See section, "Profit Participation Rights", for a discussion of the distribution.)

RISK FACTORS

Below are risk factors that could materially and adversely affect the proposed land acquisition and any related development or disposition. The issuer has identified "timely closing" and "supplies" as key concerns and has not provided a specific location or parcel details. Accordingly, some risks are described in general terms that commonly apply to land

acquisitions. If any of these risks occur, the project could be delayed, become economically infeasible, or fail, and investor returns could be reduced or eliminated.

Risk of delay or failure to close the acquisition
- The transaction may not close on the anticipated timeline—or at all—due to financing contingencies, due diligence findings, title or survey defects, required third-party consents, seller default, casualty or condemnation, or other closing conditions. Delays can increase costs (including interest rate and carry costs), reduce flexibility, jeopardize purchase rights, or result in loss of deposits. Failure to close would prevent execution of the business plan entirely.

Supply availability and cost volatility
- Shortages or price increases in building materials, equipment, and related inputs, as well as labor constraints, could increase project costs, extend schedules, and degrade expected returns. Supplier insolvency, transportation bottlenecks, tariffs, or inflationary pressures may require scope reductions, additional capital, or repricing that could make the project uneconomic.

Regulatory, entitlement, and zoning risks
- The project may require rezoning, variances, conditional use permits, plats/subdivisions, site plan approvals, environmental review, utility will-serve letters, or building permits. Approvals may be delayed, conditioned, appealed, or denied. Changes in applicable laws or codes, moratoria, impact fees, exactions, or mitigation requirements can add cost and time or render the contemplated use infeasible. Noncompliance could result in fines, stop-work orders, or mandatory redesigns.

Market and resale/exit risks
- Adverse market conditions, higher interest rates, reduced buyer or tenant demand, unfavorable capitalization rates, or limited comparable sales may impair the ability to sell or refinance the property on acceptable terms or within the expected timeframe. Land can be illiquid, and extended hold periods or discounted sale prices may be required, resulting in lower or negative returns.

Parcel-specific and unknown conditions
- Undiscovered or adverse site conditions—such as environmental contamination, wetlands, protected species habitat, floodplain constraints, unstable soils, subsurface obstructions, inadequate access or easements, insufficient utility capacity, encroachments, restrictive covenants, or title defects—can increase costs, delay or prevent development, or require abandoning the project. Natural hazards, climate-related risks, insurance availability and cost, neighborhood opposition, or litigation may further impair feasibility or value.

These risks are not exhaustive. Additional risks and uncertainties not presently known, or that are

currently believed to be immaterial, may also impair project performance. There can be no assurance that the project will proceed as planned, that necessary approvals will be obtained on acceptable terms, or that any targeted timelines or returns will be achieved. Forward-looking statements are inherently uncertain and are subject to the risks described above.

THE PURCHASE OF THE UNITS OF PROFIT PARTICIPATION RIGHTS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT AND WHO HAVE THE FINANCIAL RESOURCES SUFFICIENT TO ASSUME SUCH RISK.

In addition to the factors set forth elsewhere in this Offering Circular, prospective purchasers of the Units should consider the following factors before making a decision to purchase the Units.

The following factors, as well as other variables, might affect the Company's operating results. If any of the following risks occur, the business, financial condition or results of operations of the Company would likely suffer. In that case you may lose all or part of the money you paid to buy the Units of Profit Participation Rights.

Risks Related to a Crowdfunding Investment

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Nature of the Offering:

The Target Amount of proceeds required to close this Offering may be inadequate to allow the Company to purchase valuable assets, and pay the expenses of holding or trading the assets.

The target amount for this Offering was determined with reference to management's underwriting and internal estimates that benchmark total project costs against an estimated

market value of approximately $6,767,000. The estimated land purchase price is $400,000. Additional anticipated costs include due diligence, entitlement, and legal costs that have not yet been finalized and may be significant, and holding/working capital expenses of approximately $1,000,000. If only the minimum raise is achieved, the project could be limited by slower development, including potential phasing, deferral of key activities, and/or the need to obtain additional, potentially more expensive financing. As described below, there can be no assurance that the target raise will be sufficient to execute the business plan as contemplated.

What the target is intended to cover
- Land acquisition: approximately $400,000.
- Holding and working capital: approximately $1,000,000 for items such as taxes, insurance, site maintenance and security, interest and financing charges (if any), consultants, and general overhead during the hold and entitlement period.
- Due diligence/entitlement/legal: not yet fully determined and may be material. These costs can include, without limitation, title and escrow fees, transfer taxes, surveys and mapping, environmental assessments (Phase I/II), geotechnical and civil engineering, traffic and utility studies, architectural/planning work, zoning/entitlement application and impact fees, legal counsel for land use and corporate matters, and contingency for unforeseen requirements or conditions.

Why the target may be insufficient
- Cost uncertainty and overruns: Entitlement requirements, municipal fees, environmental mitigation, off-site improvements, or utility extensions may exceed current assumptions. Professional services and permitting costs can vary materially.
- Schedule risk: Delays in diligence, approvals, or market conditions can extend the holding period, increasing carry costs beyond the amount budgeted.
- Market and macroeconomic factors: Inflation, labor and materials costs, interest rates, property tax reassessments, and insurance premiums may rise, reducing the purchasing power of proceeds and increasing total capital needs.
- Net proceeds vs. gross raise: Offering-related expenses and fees will reduce net proceeds available for the project.
- Contingency limits: Reserves may prove inadequate for unforeseen conditions, including title issues, environmental findings, or required design changes.
- Capital structure risk: If debt is used to supplement proceeds, higher interest rates or restrictive terms may increase project risk and cash needs; if additional equity is required, investor dilution and changes in rights/preferences may result. There is no assurance additional financing will be available on acceptable terms, or at all.

If only the minimum raise is achieved
- The project may proceed more slowly, be phased, or require scope adjustments. Certain

diligence or entitlement activities may be deferred, which could delay approvals and increase holding costs.

- The Company may need to seek supplemental capital (debt or equity) sooner than planned. Such capital may be more costly and/or dilutive, or may not be available when needed.

- The Company may be unable to meet third-party deadlines (including purchase agreement milestones), which could force renegotiation on adverse terms or, in a worst case, loss of deposits or termination of the transaction.

- Even if the minimum raise closes and the land is acquired, insufficient funds for carrying costs, studies, or approvals could impair the ability to advance the business plan and adversely affect investment outcomes.

Investors should not view the target amount as a cap on the capital required to execute the strategy. Actual costs may exceed current estimates, and the Company may raise additional capital or change its plans based on conditions and results of diligence. There is no assurance that the target raise—or any amount raised—will be sufficient to achieve the Company's objectives. Investors may lose part or all of their investment.

Forward-looking statements

This disclosure contains forward-looking statements, including estimates of costs, schedules, market values, and development plans. These statements are based on current assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update forward-looking statements except as required by law.

It is not likely that a market will develop for resale of the Units.

The Crowdfunding regulations provide that the Units sold in this Offering may not be transferred for one year except to an accredited investor or to a member of the purchaser's immediate family. Even after that period passes, because the Offering is very modest in size, it is very unlikely that a market will develop on which Unit Holders can resell their Units. Subscribers to the Units, therefore, must anticipate that they will hold their Units until the Land is sold, and that any gain they realize from their investment must come directly from the operations of the Company.

If the Target Amount is not sold, subscribers will receive a refund without interest.

The Offering will continue until 07/01/2026 (the "Deadline"). If, as of the Deadline, subscriptions for the Target Amount have not been received, the Offering will terminate and

money previously received with subscriptions will be refunded to the subscribers without interest. This means that the funds you deliver with your subscription may be held in escrow until 07/01/2026 and then returned to you without any resulting benefit.

Risks Attendant to the Company's Business Plan

The Company will be reliant on the skills of the Managing Member, which may be inadequate.

The Company's success will depend to a great extent on the decisions made by Don Brealond, the Managing Member of the Company. The Managing Member will have to demonstrate skill at a variety of tasks: choosing the assets, negotiating the purchase, securing necessary custodial and maintenance services, and picking the right time to sell the assets. The Managing Member's experience in business is described in the Section of this Offering Statement titled "Managers", but that will not tell you whether the Managing Member will make good decisions regarding the list of matters for which he is responsible - only the decisions will demonstrate the necessary skills. If the Managing Member is faulty in one or more areas of his responsibility, the Company's profits will be reduced or eliminated.

Our evaluation of properties will involve a number of assumptions that may prove inaccurate, which could result in us paying too much for the Land we acquire.

In determining whether a particular land meets our investment criteria, we will make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and the likelihood of tenant default. These assumptions may prove inaccurate. As a result, we may pay too much for the Land we acquire.

Because the Company will invest in only one land, it will have no alternative source of profits in the event of adverse results from that land.

The Company will invest all of its resources in a single land. Due to the lack of diversification in the Company's investments, an adverse development in the operations of the Land will have a direct material impact on the Company's financial condition and the Company's ability to make distributions to the Unit Holders. Accordingly, the Company's assets may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification of investments.

IF REGIONAL LAND DEMAND WEAKENS OR ENTITLEMENT PATHWAYS ARE BLOCKED, THE VALUE OF THE LAND IS LIKELY TO BE REDUCED.

Adverse changes in economic and market conditions in Georgia could reduce demand for our land, delay pre-sales and closings, and materially harm our business, financial condition, and investor outcomes.

The land acquisition project is located in Georgia, which management views as a growth opportunity. Current economic conditions include local efforts to address prior housing supply constraints; however, there is no assurance that perceived improvements in housing availability will persist or translate into sustained end-buyer demand for lots or finished homes. Market conditions are cyclical and can change rapidly.

Potential risks to the local economy include, among others, job losses or slower job formation, stalled or delayed development activity, higher or more volatile mortgage and construction financing rates, tighter credit availability, inflation in construction materials and labor, and adverse political, regulatory, or permitting developments. While the project aims to support job creation and provide quality housing, those objectives may not be realized. Changes in zoning, land-use priorities, infrastructure funding, environmental requirements, or community opposition could increase costs or timing uncertainty, constrain entitlements, or limit achievable density.

These factors could negatively affect the project by reducing buyer traffic and absorption, lowering achievable lot prices, and impairing land valuations; by delaying pre-sales, takedown schedules, and closings; and by extending development timelines. As a result, we could experience diminished cash flows, higher carrying costs (including interest, taxes, and maintenance), increased incentives or price concessions, and potential contract cancellations or renegotiations by builders or end buyers. Prolonged adverse conditions could require additional capital, limit our ability to service obligations, trigger covenant issues, or lead to impairment charges on our land holdings. Any of the foregoing could materially and adversely affect our results of operations and the value and liquidity of the investment, and investors could lose part or all of their investment.

Statements in this disclosure about expected growth, housing demand, job creation, pre-selling activity, closing schedules, and related outcomes are forward-looking and inherently uncertain. Actual results may differ materially due to the factors described above and other risks described elsewhere in our offering materials. No assurance can be given that our strategies or market assumptions will prove accurate or that the project will achieve its objectives.

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USE THESE THREE RISK FACTORS ONLY IF YOU INTEND TO LEASE THE PROPERTY

If the Company intends to generate interim revenue through leasing or licensing the Land, failure to secure viable short-term users may adversely affect expected returns. We will depend

on rental income from tenants for substantially all of our annual revenues. As a result, our ability to make annual distributions will depend in large part upon our ability to attract and retain qualified tenants for the Land.

Tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use the Land for illegal purposes, damage or make unauthorized structural changes to the Land that are not covered by security deposits, refuse to leave the Land upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to the Land may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the Land resulting in a lower than expected rate of return. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that land and will incur costs in protecting our investment and re-leasing the land.

Tenant relief laws, including laws regulating evictions, rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

As landlord of the Land, we may become involved in evicting tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the Land. Additionally, state and local landlord-tenant laws may impose legal duties to assist tenants in relocating to new housing, or restrict the landlord's ability to recover certain costs or charge tenants for damage tenants cause to the landlord's premises. We will need to be familiar with and take all appropriate steps to comply with all applicable landlord tenant laws, and we may need to incur legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation, or if we settle such litigation.

We may be unable to promptly renew leases or relet the Land as leases expire.

When our tenant decides to leave our apartments (or we remove them), we may not be able to promptly relet the Land. Any number of situations can delay the releasing: the need for repairs, a downturn in the rental market in our neighborhood, our misperception of the appropriate rental amount, etc. If we are unable to promptly renew the lease or relet the Land, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then the cash flow from the Land will be adversely affected.

Occupancy levels and market rents may be adversely affected by national and local political, economic and market conditions: downturns in the national economy, downturns in the local economy, changes of taste in housing styles, availability of government housing subsidies, etc. Federal government policies that encourage home ownership, can increase competition, possibly limit our ability to raise rents, and so lower the value of our Land. Consequently, our cash flow and ability to service debt and make distributions to Unit Holders could be reduced.

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The Company would be adversely affected if hazard losses on the Company's land exceed the amount of the Company's insurance coverage or are not covered by insurance.

Upon taking title to the Land, the Company will carry commercial general liability insurance and standard "all-risk" land insurance. However, the Company's insurance will be subject to normal limitations on the amounts of coverage and some types of losses may be uninsurable or may only be insurable at a cost that the Company believes outweighs the value of obtaining insurance. Should an uninsured loss or a loss in excess of the amount of the Company's insurance coverage occur, the Company could lose the capital invested in the Land, as well as the anticipated future revenue from the Land.

If land tax rates increase in our area, the value of housing will be adversely affected.

Risk Factor — Potential Increases in Property Taxes (DeKalb County)

Property taxes for land in DeKalb County may increase due to changes in millage rates, reassessments of taxable value, voter-approved levies, or adjustments made to address county and school district budget needs. Property tax rates were last increased in 2024, and preliminary proposals for further increases are reportedly under consideration; the timing, scope, and likelihood of adoption remain uncertain. In addition to county levies, municipal, school district, and special district assessments may change independently.

Local government spending priorities and potential budget pressures that could drive higher taxes typically include funding for public safety, K–12 education, infrastructure maintenance and capital improvements, and pension or benefits obligations. Any structural deficits or shortfalls could also prompt rate or assessment increases.

Any increase in property taxes would elevate our holding and carrying costs, reduce cash available for distribution, compress margins, and may necessitate changes to our business plan, including extending the investment timeline to achieve target exit pricing. Higher taxes may also affect buyer underwriting and market demand, which could lengthen marketing periods and delay dispositions. If taxes rise materially above our underwriting assumptions, our projected

returns (including IRR and equity multiple) could decrease, and debt service coverage could be adversely affected, potentially limiting distributions under financing covenants. While we may seek to mitigate increases through assessment appeals or other available remedies, there can be no assurance of success.

Accordingly, changes in property tax law, millage rates, assessments, or related policies in DeKalb County could have a material adverse effect on our results of operations, cash flows, hold period, and overall profitability. The statements above are forward-looking and subject to risks and uncertainties; actual outcomes may differ materially. We undertake no obligation to update these statements except as required by law.

The Company's plan to improve the Land may be hindered by inadequate funding and will be subject to the risks that commonly attend to construction projects.

The Company plans to utilize a portion of the proceeds of this offering to fund improvements to the Land that will enhance its marketability. In determining the amount of funds to be raised in this Offering, we estimated the amount we will devote to rehabilitation of the Land we purchase. If that estimate is not accurate, we may lack the funds needed to make our Land commercially viable.

Construction involving real land will entail risks which are beyond the control of the Company, such as the possibility of inadequate performance by contractors, increases in costs of materials, delays in obtaining requisite licenses, permits, and approvals from relevant authorities, shortages of material for construction, adverse weather and other factors that could cause improvement costs to exceed the Managing Member's estimates. Obtaining building permits is a time-consuming process, and it is virtually impossible to predict how long it will take to receive final building permits. These risks may increase the costs of construction and/or remodeling and may cause delays in completing construction will impair the Company's ability to lease or sell the Land.

The Company may be adversely affected by increases in real estate operating costs.

Residential investment properties are subject to increases in operating expenses such as maintenance, insurance and administrative costs, and other general costs associated with security, landscaping, repairs and maintenance. If operating expenses increase, competition in the local rental market may limit the extent to which rents may be increased to meet increased expenses, consequently reducing the ability of the Company to resell its land on a timely basis and at a profit.

Litigation risks could affect our business.

As the owner and manager of a rental land, we may incur liability based on various conditions at our Land and the buildings thereon, and we may become involved in legal proceedings, including landlord-tenant, tort or other litigation, which if decided adversely to or settled by us, and not adequately covered by insurance, could result in liability which would reduce our cash flow.

The Company may not make a profit when it sells the Land, which would adversely impact the return on investment realized by the Unit Holders.

The greatest uncertainty in projecting the benefits that investors in the Units of Profit Participation Rights will realize is the fact that we cannot predict the price at which the Land will ultimately be sold. If it sells for a substantial profit, then Unit Holders will receive a return of their investment and half of the profits on the sale. But if the Land sells for less than its purchase price, Unit Holders will lose money - the amount returned to them will be less than the amount they paid for the Units. The price that the Company can obtain when it determines to sell the Land will depend on many factors that are presently unknown, including the Land's operating performance, tax treatment of real estate investments at the time of the sale, demographic trends in the area, and available financing. So there is a risk that the Company will not recover all of its investment in the Land, meaning that Unit Holders will not recover all of their investment in the Units.

THE OFFERING

Use of Funds

The Company intends to add the funds raised in this Offering to the funds described above and use the combined funds for the following purposes:

	If Only the Target Amount is Raised	If the Maximum Amount is Raised
Purchase Price of Land:	$ 400000 (.93%)	$ 400 (.93%)
Expenses of Purchase of Land:	$ 7500 (.95%)	$ 400000 (.92%)
Upgrades to Land:	$ 180000 (.96%)	$ 180000 (.96%)
Costs of Land Ownership[1]:	$ 400000 (.93%)	$ 180000 (.95%)
Administration Expenses[2]:	$ 50000 (.99%)	$ 50000 (.99%)
Total	$ 50000 **(100%)**	$ 50000 **(100%)**

(1) Costs incurred prior to rental of the Land (if rented), including real estate taxes, maintenance of premises, utilities, homeowners insurance, sundries.

(2) Expenses incurred prior to rental of the Land (if rented), including organization costs, accounting services, sundries.

Investment in and Delivery of the Units

The following describes the method and the process to invest in the Company's Units of Profit Participation Rights (the "Units"), including how the Company will complete an investor's transaction(s) and deliver securities to the investor.

- Offering Process: The offering will use a first come first serve method to issue and sell Units to investors.

- Investor Commitment: An Investor will place order(s) through the funding portal by inputting the number of Units s/he would like to invest at the preset price of $1.00 per Unit per the terms of the offering.

- Investor Transfer of Funds: The initiation for a Transfer of Funds will happen simultaneously with the placing of an order (payment for Units are upfront). The order(s) will be held by Wealth Funding as pending until the transfer of funds is completed. The funds will sit in an escrow account on behalf of the Company until the close of a successful offering. Only those subscriptions that have fully settled will be allocated Units on a first come first serve basis at the end of the offering.

- Progress of the Offering: The Investor will receive email updates whenever the Company files an amendment to its Form C or a Progress Report on Form C-U. Progress Reports will be filed no less than twice: when subscriptions for 50% of the Target Amount have been submitted and when subscriptions for 100% of the Target Amount have been submitted.

- Confirmation of Subscription: In the event of an amendment to the Offering Statement or a material change to an offering (material changes may include a change to the offering's Deadline date, a change to the offering amount, etc.), investors who have made submitted subscriptions prior to the amendment will be asked to reconfirm their order(s) within 5 business days by clicking on a link included in the email. Subscriptions not reconfirmed within 5 business days will be cancelled and refunded to investor's bank account or credit card.

- Deadline: In order for the offering to close, subscriptions for the Target Amount of $ 4750000 must be received on or before the Deadline, which is 02/01/2027. If the Deadline occurs without subscriptions for the Target Amount having been received, subscriptions will be cancelled and refunded to investor's bank account or credit card.

- Early Closing: In the event an offering has met its 21-day minimum open requirement and has been fully subscribed before the Deadline, the Company may choose to close the offering early. Email notifications of an early closing will be sent at least 5 business days prior to the original close date.

- Closing of the Offering: The Company will accept subscriptions when the Target Amount has been received. If the Maximum Amount exceeds the Target Amount, the Company will also accept subscriptions at such later dates as the Company shall determine, until the Company issues a notice of the termination of the Offering. At each closing of the offering, investors will receive an email notifying that they have been allocated a number of Units or whether their order(s) have been cancelled and returned due to oversubscription.

- Registration of Units: After each closing of the offering, Units issued to investors will be recorded in book entry form on the Company's records. The Company will email a Notice of Book Entry to each investor whose subscription has been accepted. The Notice of Book Entry will be the investor's authoritative record of ownership of Units. All

Notices of Book Entry have unique identification codes that the Company and Wealth Funding have records of. If you misplace or lose your Notice of Book Entry, please contact the Company and notify it that you need a replacement certificate. The Company will then void your old Notice of Book Entry on our records and issue you a new Notice of Book Entry via email.

Cancellation of Subscription

By the Subscriber:

A subscriber may cancel his or her investment commitment at any time until 48 hours prior to the offering Deadline.

If there is a material change to the terms of the offering or the information provided to the subscriber about the offering and/or the Company, the subscriber will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the subscriber does not reconfirm, he or she will receive notification disclosing that the commitment has been cancelled, the reason for the cancellation, and the refund amount that the subscriber is required to receive. If a material change occurs within five business days prior to the Deadline, the offering will be extended to allow for a period of five business days for the subscriber to reconfirm.

If the subscriber cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the offering, or the offering does not close on or prior to the Deadline, all of the subscriber's funds will be returned within five business days.

By the Company:

The Investment Agreement that you will execute with the Company provides the Company the right to cancel the offering for any reason before the Deadline.

If the sum of the investment commitments from all subscribers does not equal or exceed the Target Amount on the Deadline, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Within five business days of cancellation of the offering by the Company or of automatic cancellation on the Deadline, the Company will give each subscriber notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the subscriber will receive, and refund the subscriber's funds.

THE SECURITIES BEING OFFERED

Units of Profit Participation Rights

Investors in this Offering will purchase Units of Profit Participation Rights. Investors will not become shareholders or members of the Company. Therefore, investors in this Offering will have no voting rights or any of the other rights of equity-holders. Instead, investors will own a right to receive payments from the Company's positive cash flow, if any. The three kinds of payments will be:

Share of Cash Flow. On the 31st day of January in each year after the Offering is completed (the "Distribution Dates") and on the date of closing of the liquidation of the Company's assets (the "Liquidation Date"), the Company will distribute some or all of its Annual Cash Flow for the preceding year (or current year, in the case of the Liquidation Date) to the Holders of Profit Participation Rights. "Annual Cash Flow" is defined, for this purpose, as:

The total cash receipts by the Company during the year (excluding funds invested by the Holders of Profit Participation Rights and any capital contributions by the Members of the Company), plus any other funds (including amounts designated as reserves by the Managing Member, where and to the extent he no longer regards such reserves as reasonably necessary to the efficient conduct of the Company's business) less (a) any operating expenses of the Company but excluding any expense not involving a cash expenditure, such as amounts charged for depreciation; (b) all payments of principal and interest on account of any loans secured by land of the Company or any other obligations or loans of the Company; (c) proceeds of sale or refinancing of land distributable as described below; and (d) reserves for working capital and anticipated expenditures in such amounts as may be determined from time to time by the Managing Member. Annual Cash Flow shall be determined separately for each fiscal year of the Company, which shall be the calendar year.

The Company will distribute the Annual Cash Flow to the Holders of Profit Participation Rights in proportion to the number of Units held by each Holder. On each Distribution Date the Company will distribute Annual Cash Flow realized in the preceding year, and on the Liquidation Date the Company will distribute Annual Cash Flow realized in the current year. The amount distributed to all Holders will equal the lesser of (a) the total Annual Cash Flow for the relevant year or (b) the Prescribed Return on Investment. The "Prescribed Return on

Investment" shall be, as to each Holder, a cumulative but non-compounded return to the Holder equal to 0% per annum of the amount paid by the Holder for the Units of Profit Participation Rights.

> Example: *This example assumes that the Prescribed Return on Investment is eight percent (8%) per annum. The Prescribed Return for Primus Capital Holding LLC is actually 0%, so cash distributed will be greater/lesser than shown in proportion to the difference between 0% and 8%.*
>
> Assume that the If on June 30, 2025 Holder A paid $10,000 for Units of Profit Participation Rights issued by Company X, which represented 5% of all of the Units sold by Company X, and in 2025 the Annual Cash Flow of Company X was $9,500, and in 2026 the Annual Cash Flow of Company X was $14,000, and in 2027 the Annual Cash Flow of Company X was $19,000, and in 2028 the Company liquidated on September 30, 2028 after realizing $23,000 of Annual Cash Flow during 2028, then Company X would be required to make the following payments to Holder A:
>
> - On January 31, 2026, $400, representing the 4% (because **2025** was only a half year) Prescribed Return on Investment for 2025;
>
> - On January 31, 2027, $700, representing Holder A's 5% share of the entire Annual Cash Flow for 2026(because the Company's Annual Cash Flow was less than 8% of the $200,000 paid for all Units sold;
>
> - On January 31, 2028, $900, representing the 8% Prescribed Return on Investment for 2027 plus the $100 unpaid portion of the Prescribed Return on Investment for 2026; and
>
> - On September 30, 2028, $600, representing the 6% (because there were only 9 months before the Liquidation) Prescribed Return on Investment for 2028.

Share of Financing Proceeds. The Company may pledge its assets to secure a loan that will enable the Company to increase its assets. In the event that the Company receives loan proceeds that exceed the amount the Managing Member intends to use for asset acquisition, then the cash deemed not needed for the operations of the Company will be distributed to the Holders of Profit Participation Rights as a partial pre-payment of the Company's distribution obligation upon liquidation, as described in the following paragraph.

Share of Sales Proceeds. The Company will terminate operations and liquidate its assets when the Managing Member so decides, but no later than 07/01/2026. Upon liquidation, the Company

will pay or reserve for all accrued expenses of the Company and will distribute to each Holder of Profit Participation Rights:

- an amount equal 15% of the amount paid by the Holder for the Units of Profit Participation Rights (allocated among the Holders in proportion to the number of Units held by each, if the net proceeds of liquidation are less than the aggregate amount invested by all Holders); plus

- 0% of the net proceeds from liquidation (allocated in proportion to Units held).

Because the Holders of the Units will be creditors of the Company and not shareholders of the Company, the terms on the Units cannot be modified after the Units are issued except by an agreement between the Company and each Holder whose Units will be modified.

Books and Records

The Managing Member will maintain books and records appropriate for an entity carrying on business similar to the Company's. The Managing Member will make the books and records available for review by Unit Holders during ordinary business hours upon reasonable prior request.

In connection with any of the distributions due to the Unit Holders, the Managing Member will prepare a statement of accounting adequate in detail to demonstrate the calculation by which the amount of the distribution was measured, and the uses of cash which are the inputs for making the calculation. The Managing Member will deliver the accounting to the Unit Holders when the distribution is made. The Managing Member will also provide the Unit Holders an accounting on any Distribution Date, even if no distribution is made.

Restrictions on Transfer of the Units

The Units being offered may not be transferred by any purchaser in this Offering during the one year period beginning when the Units were issued, unless such Units are transferred:

A. To the Company;

B. To an accredited investor;

C. As part of an offering registered with the U.S. Securities and Exchange Commission; or

D. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D or whom the seller reasonably believes comes within any of such categories, at the time of the sale of the Units to that person.

NOTE: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRELIMINARY OPERATIONS OF THE ISSUER

The Issuer was recently organized. To date, the Issuer has been engaged in developing its business plan, soliciting financing, and preparing the offering documents for this Offering of Profit Participation Rights.

The Issuer has received the following total cash capital contributions from its Member(s):

$

The Issuer has sold the following securities (not including the Units sold in this Offering and the debt securities described in the subsection of this Offering Statement titled "Financial Condition of the Company: Existing Debt"):

Security	Amount Invested	Material Terms
	$	Ower plans is increase homeownership but buying land build new construction. in addion oit
${SECURITY_NAME_2}	$ ${SECURITY_AMOUNT_INVESTED_2}	${SECURITY_ITEM_2}

The Issuer has entered into the following contracts:

Counterparty	Term or At-Will	General Purpose	Material Terms
${COUNTERPARTIES_NAME_2}	${COUNTERPARTIES_AT_WILL_2}	${COUNTERPARTIES_PURPOSE_2}	${COUNTERPARTIES_MATERIAL_TERMS_2}
${COUNTERPARTIES_NAME_3}	${COUNTERPARTIES_AT_WILL_3}	${COUNTERPARTIES_PURPOSE_3}	${COUNTERPARTIES_MATERIAL_TERMS_3}

The Issuer has been party to the following transactions (including financial transactions not identified above, contracts, purchase or sale transactions or any other material transaction) in which any of the following persons had a direct or indirect material interest:

a. Any Manager of the Issuer;

b. Any Member who owned 20% or more of the Membership Interest in the Issuer; or

c. Any immediate family member of any of the foregoing persons.

Person	Relationship to the Issuer	Nature of the Transaction	Nature of the Interest
${RELATIONSHIP_NAME_2}	${RELATIONSHIP_TO_ISSUER_2}	${RELATIONSHIP_TRANSACTION_NATURE_2}	${RELATIONSHIP_NATURE_INTEREST_2}
${RELATIONSHIP_NAME_3}	${RELATIONSHIP_TO_ISSUER_3}	${RELATIONSHIP_TRANSACTION_NATURE_3}	${RELATIONSHIP_NATURE_INTEREST_3}

FINANCIAL CONDITION OF THE COMPANY

Financial Statements of the Company prepared in accordance with generally accepted financial principals are contained in Appendix A to this Offering Circular.

Certification:

I, Don Brealond, certify that:

1. The financial statements of Primus Capital Holding LLC included in this Form are true and correct in all material respects; and

2. Primus Capital Holding LLC has not yet filed any Federal or State tax return.

Sign: _____ I certyfy_____

       Don Brealond

       Managing Member

The following sets forth summary information about the Company's development expenses and current financial resources as of the date of this Offering Circular:

Administrative expenses incurred since formation: $_

Other expenses incurred since formation: $_

Total Expenses: $_

Capital Contributions: $_

Loans Received: $_

Cash Receipts to date: $_

Cash Remaining on Hand: $_

Existing Debt

Describe the material terms of any debt owed by the Company:

Creditor	Amount	Interest Rate	Maturity Date	Other Material Terms
	$	%		
${CREDITOR_DEBT_2}	$ ${OUTSTANDING_DEBT_2}	${INTEREST_RATE_DEBT_2}%	${MATURITY_DATE_DEBT_2}	${MATERIAL_TERMS_DEBT_2}
${CREDITOR_DEBT_3}	$ ${OUTSTANDING_DEBT_3}	${INTEREST_RATE_DEBT_3}%	${MATURITY_DATE_DEBT_3}	${MATERIAL_TERMS_DEBT_3}

Anticipated Liquidity

Note: Your target raise ($4,737,000) exceeds the stated maximum raise ($500,000). The draft below assumes a $5,000,000 maximum. Please confirm.

Maximum raise amount: [5,000,000]
Existing funds available: [None]
Other planned funding sources (if any): [None at this time]

Expanded disclosure:
The Company expects to raise between $4,737,000 and $5,000,000 in this Offering. We intend to use the net proceeds primarily for construction-related expenditures, including site work, and for soft costs such as architecture and engineering, permits and approvals, legal and professional fees, project management, insurance, and related pre-development expenses. Because the

Company currently has no existing funds available, the Offering proceeds are expected to be the principal source of funding for these activities.

If we raise the Target amount, we expect to fund a substantial portion of anticipated soft costs and site and construction costs. If we raise less than the Target amount, we will prioritize (i) essential soft costs required to preserve entitlements and advance the project (e.g., design, engineering, permitting, legal), (ii) critical site work necessary to maintain schedules and contractual obligations, and (iii) only those construction activities that can be responsibly undertaken with available resources. In that case, we may need to defer, scale, or phase certain elements of the project and would likely seek additional financing (such as bank debt or future equity) to complete the planned scope. If we raise the Maximum amount, we expect to allocate additional funds toward expanded site and construction work, contingency, and schedule acceleration, as appropriate.

Actual allocation of proceeds among soft costs and construction/site work may change based on project requirements, market conditions, permitting timelines, contractor bids, and other factors. Management will have discretion to reallocate funds among the identified uses as needs evolve. There is no assurance that the Offering will raise the Target or Maximum amounts, that proceeds will be sufficient to complete all planned activities, or that any additional financing will be available on acceptable terms or at all.

The Company has budgeted a cushion of set aside assets after every sale/closing to cover unexpected expenses such as permits or consulting. Based on projections, monthly revenue is expected at ROI after every sale, and monthly operating expenses at to be determined.

To manage unanticipated expenses, the Company intends to allocate a portion of proceeds from each sale or closing to a designated contingency reserve (the "Contingency Reserve"). This reserve is intended to address unforeseen or variable costs, including but not limited to regulatory permitting, third-party consulting, professional services, compliance-related fees, and other project- or transaction-related overruns. Management will review the reserve level regularly and may adjust the target size based on operating conditions, expected monthly operating expenses (once finalized), and observed variability in costs and revenues.

Use of the Contingency Reserve will be prioritized for expenditures necessary to maintain compliance, preserve asset value, or sustain core operations. Discretionary or deferrable initiatives may be postponed if reserve levels decline below management's target. The reserve is expected to be replenished from subsequent sales/closings. The Company will monitor budget-to-actual variances, update short- and medium-term cash forecasts, and perform scenario analyses to evaluate the sufficiency of the reserve under varying assumptions about timing of

closings, realized ROI per sale, and cost volatility.

If the Contingency Reserve and operating cash flows are insufficient to meet unanticipated needs, the Company may implement additional measures, which could include: re-sequencing or deferring non-critical expenditures, re-negotiating vendor terms, reducing variable spending, drawing on available credit or other financing arrangements, or seeking additional equity or debt financing, subject to market conditions and board/management approval. There can be no assurance that such measures will be available on acceptable terms or at the needed time, and shortfalls could adversely affect operating results, growth initiatives, or liquidity.

Forward-looking statements: This disclosure includes forward-looking statements, including statements regarding expected "ROI after every sale," the timing and size of the Contingency Reserve, and anticipated operating expenses (which remain to be determined). These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially, including variability in transaction volume and timing, changes in permitting or regulatory requirements, scope or rate changes for consulting and professional services, supplier pricing, and access to capital. The Company undertakes no obligation to update forward-looking statements except as required by law.

Stakeholder Eligibility

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to Primus Capital Holding LLC, any Manager of Primus Capital Holding LLC, any beneficial owner of 20 percent or more of the Membership Interest in Primus Capital Holding LLC, any promoter connected with Primus Capital Holding LLC in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

A. In connection with the purchase or sale of any security?

Answer:

B. Involving the making of any false filing with the Commission?

Answer:

C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer:

If yes to any of the above, please explain:

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

A. In connection with the purchase or sale of any security?

Answer:

B. Involving the making of any false filing with the Commission?

Answer:

C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer:

If yes to any of the above, please explain:

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

    A. At the time of the filing of this offering statement bars the person from:

        i. Association with an entity regulated by such commission, authority, agency or officer?

            Answer:

        ii. Engaging in the business of securities, insurance or banking?

            Answer:

        iii. Engaging in savings association or credit union activities?

            Answer:

If yes to any of the above, please explain:

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

    A. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

        Answer:

    B. Places limitations on the activities, functions or operations of such person?

        Answer:

    C. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

Answer:

If yes to any of the above, please explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

   A. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

      Answer:

   B. Section 5 of the Securities Act?

      Answer:

If yes to any of the above, please explain:

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

      Answer:

If yes to any of the above, please explain:

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

    Answer:

If yes to any of the above, please explain:

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or land through the mail by means of false representations?**

    Answer:

If yes to any of the above, please explain:

Other Material Information

Our team has over 100 years of experience in lending and real estate. we are passionate about housing as advocates for home ownership and personal development. Building a legacy and trust

in our state as partners we make a positive impact with options of rewards from positive contirbutions.

Ongoing Reporting

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

<u>120 days after the end of each fiscal year covered by the report.</u>

Once posted, the annual report may be found on the Wealth Funding website under the offering's Issuer Financial Information section at:

https://www.primuscapitalholdings.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;

3) the Issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;

4) the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Issuer liquidates or dissolves its business in accordance with state law.

Appendices

Appendix A. Financial Statements of Primus Capital Holding LLC.